Exhibit 99.5

Ernst & Young Assurance Services SRL Bucharest Tower Center Building, 22nd Floor 15-17 Ion Mihalache Blvd., Sector 1 011171 Bucharest, Romania	Tel: +40 21 402 4000 Fax: +40 21 310 7193 office@ro.ey.com ey.com

Report on review of interim condensed consolidated financial information To the Shareholders of OMV Petrom S.A.

Introduction

We have reviewed the interim condensed consolidated financial statements of OMV Petrom S.A. (“the Company”) and its subsidiaries (together referred to as “the Group”) with official head office in 22 Coralilor Street, Petrom City, District 1, Bucharest, Romania identified by sole fiscal registration number RO1590082 which comprise the interim condensed consolidated statement of financial position as at 30 June 2022 and the interim condensed consolidated income statement, interim condensed consolidated statement of comprehensive income, interim condensed consolidated statement of changes in equity and interim condensed consolidated statement of cash flows for the six- month period ended 30 June 2022 and explanatory notes. Management is responsible for the preparation and presentation of this interim condensed consolidated financial information in accordance with IAS 34 Interim Financial Reporting (IAS 34). Our responsibility is to express a conclusion on this interim condensed consolidated financial information based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity.”

A review of interim condensed consolidated financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34.

The English version of the audit report represents a translation, for information purposes, of the original audit report issued in Romanian language

2

Other Matters

The comparative information with respect to consolidated financial performance, consolidated statement of changes in equity and consolidated cash flows for the six- month period ended 30 June 2021, as well as consolidated financial performance for the three- month period ending 30 June 2022 and three-month period ending 30 June 2021 is not reviewed or audited.

On behalf of, Ernst & Young Assurance Services SRL 15-17, Ion Mihalache Blvd., floor 21, Bucharest, Romania Registered in the electronic Public Register under No. FA77

Name of the Auditor/ Partner: Ion Bogdan Registered in the electronic Public Register under No. AF1565	Bucharest, Romania 3 August 2022

The English version of the audit report represents a translation, for information purposes, of the original audit report issued in Romanian language

S.C. OMV PETROM S.A.

INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

AS OF AND FOR THE SIX MONTH PERIOD ENDED
JUNE 30, 2022

Prepared in accordance with
IAS 34 Interim Financial Reporting

OMV Petrom Interim Condensed Consolidated Financial Statements
as of and for the six month period ended June 30, 2022

Content

Interim condensed consolidated statement of financial position	3

Interim condensed consolidated income statement	4

Interim condensed consolidated statement of comprehensive income	5

Interim condensed consolidated statement of changes in equity	6

Interim condensed consolidated statement of cash flows	7

Notes to the interim condensed consolidated financial statements	8

OMV Petrom Interim Condensed Consolidated Financial Statements
as of and for the six month period ended June 30, 2022

Interim condensed consolidated statement of financial position as of June 30, 2022

	Unaudited, Reviewed	Audited
in RON mn	June 30, 2022	December 31, 2021
Assets
Intangible assets	2,948.92	2,889.08
Property, plant and equipment	24,976.11	25,864.51
Investments in associated companies	36.03	34.41
Other financial assets	2,035.77	1,995.88
Other assets	260.34	333.29
Deferred tax assets	1,598.90	1,538.21
Non-current assets	31,856.07	32,655.38
Inventories	4,188.14	2,293.02
Trade receivables	3,212.22	2,640.68
Other financial assets	2,171.23	1,742.09
Other assets	566.10	301.25
Cash and cash equivalents	13,240.49	10,322.65
Current assets	23,378.18	17,299.69
Assets held for sale	14.83	14.83
Total assets	55,249.08	49,969.90
Equity and liabilities
Share capital	5,664.41	5,664.41
Reserves	31,237.53	28,548.93
Stockholders’ equity	36,901.94	34,213.34
Non-controlling interests	6.45	0.55
Total equity	36,908.39	34,213.89
Provisions for pensions and similar obligations	168.73	170.05
Interest-bearing debts	-	16.49
Lease liabilities	487.05	501.41
Provisions for decommissioning and restoration obligations	5,393.29	6,051.61
Other provisions	673.07	672.95
Other financial liabilities	227.66	98.84
Other liabilities	51.36	52.01
Non-current liabilities	7,001.16	7,563.36
Trade payables	4,268.42	3,265.78
Interest-bearing debts	253.14	255.06
Lease liabilities	163.18	158.32
Income tax liabilities	549.50	203.82
Other provisions and decommissioning	865.22	417.77
Other financial liabilities	3,818.67	2,725.48
Other liabilities	1,421.40	1,166.42
Current liabilities	11,339.53	8,192.65
Total equity and liabilities	55,249.08	49,969.90

OMV Petrom Interim Condensed Consolidated Financial Statements
as of and for the six month period ended June 30, 2022

Interim condensed consolidated income statement
for the six month period ended June 30, 2022

Unaudited, Not reviewed	Unaudited, Not reviewed		Unaudited, Reviewed	Unaudited, Not reviewed
Q2/22	Q2/21	in RON mn	6m/22	6m/21
13,682.54	5,264.44	Sales revenues	25,580.65	10,125.52
84.45	45.81	Other operating income	104.85	82.74
1.98	1.96	Net income/(loss) from investments in associates	4.34	4.85
13,768.97	5,312.21	Total revenues and other income	25,689.84	10,213.11
(6,145.96)	(2,067.96)	Purchases (net of inventory variation)	(11,695.33)	(3,753.04)
(1,162.89)	(952.56)	Production and operating expenses	(2,269.99)	(1,869.78)
(1,414.79)	(262.41)	Production and similar taxes	(3,202.45)	(487.58)
(864.77)	(837.35)	Depreciation, amortization, impairments and write-ups	(1,603.14)	(1,657.18)
(558.15)	(469.91)	Selling, distribution and administrative expenses	(1,042.13)	(950.31)
(14.63)	(28.43)	Exploration expenses	(50.23)	(46.00)
(75.71)	(162.86)	Other operating expenses	(109.07)	(211.75)
3,532.07	530.73	Operating Result	5,717.50	1,237.47
151.90	34.48	Interest income	229.93	69.82
(240.53)	(61.97)	Interest expenses	(394.93)	(139.94)
(2.38)	(10.02)	Other financial income and expenses	(7.90)	(1.88)
(91.01)	(37.51)	Net financial result	(172.90)	(72.00)
3,441.06	493.22	Profit before tax	5,544.60	1,165.47
(543.34)	(86.95)	Taxes on income	(898.55)	(185.85)
2,897.72	406.27	Net income/(loss) for the period	4,646.05	979.62
2,897.90	406.25	thereof attributable to stockholders of the parent	4,646.22	979.59
(0.18)	0.02	thereof attributable to non-controlling interests	(0.17)	0.03
0.0512	0.0072	Basic and diluted earnings per share (RON)	0.0820	0.0173

OMV Petrom Interim Condensed Consolidated Financial Statements
as of and for the six month period ended June 30, 2022

Interim condensed consolidated statement of comprehensive income for the six month period ended June 30, 2022

Unaudited, Not reviewed	Unaudited, Not reviewed		Unaudited, Reviewed	Unaudited, Not reviewed
Q2/22	Q2/21	in RON mn	6m/22	6m/21
2,897.72	406.27	Net income for the period	4,646.05	979.62
1.13	44.07	Currency translation differences	(0.17)	62.18
(74.14)	(21.06)	Gains/(losses) on hedges	(48.38)	(82.76)
(73.01)	23.01	Total of items that may be reclassified (“recycled”) subsequently to the income statement	(48.55)	(20.58)
26.49	12.62	Gains/(losses) on hedges that are subsequently transferred to the carrying amount of the hedged item	24.45	32.13
26.49	12.62	Total of items that will not be reclassified ("recycled") subsequently to the income statement	24.45	32.13
11.86	44.97	Income tax relating to items that may be reclassified (“recycled”) subsequently to the income statement	7.74	54.84
(4.24)	(2.02)	Income tax relating to items that will not be reclassified ("recycled") subsequently to the income statement	(3.91)	(5.14)
7.62	42.95	Total income taxes relating to components of other comprehensive income	3.83	49.70
(38.90)	78.58	Other comprehensive income/(loss) for the period, net of tax	(20.27)	61.25
2,858.82	484.85	Total comprehensive income/(loss) for the period	4,625.78	1,040.87
2,859.00	484.83	thereof attributable to stockholders of the parent	4,625.95	1,040.83
(0.18)	0.02	thereof attributable to non-controlling interests	(0.17)	0.04

OMV Petrom Interim Condensed Consolidated Financial Statements
as of and for the six month period ended June 30, 2022

Interim condensed consolidated statement of changes in equity for the six month period ended June 30, 2022

in RON mn	Share capital	Revenue reserves	Other reserves[1]	Treasury shares	Stockholders’ equity	Non-controlling interests	Total equity
January 1, 2022 (audited)	5,664.41	28,387.59	161.36	(0.02)	34,213.34	0.55	34,213.89
Net income/(loss) for the period	-	4,646.22	-	-	4,646.22	(0.17)	4,646.05
Other comprehensive income/(loss) for the period	-	-	(20.27)	-	(20.27)	-	(20.27)
Total comprehensive income/(loss) for the period	-	4,646.22	(20.27)	-	4,625.95	(0.17)	4,625.78
Dividend distribution	-	(1,931.56)	-	-	(1,931.56)	(0.11)	(1,931.67)
Reclassification of cash flow hedges to balance sheet	-	-	(12.06)	-	(12.06)	-	(12.06)
Change in non-controlling interests and other	-	-	6.27	-	6.27	6.18	12.45
June 30, 2022 (unaudited, reviewed)	5,664.41	31,102.25	135.30	(0.02)	36,901.94	6.45	36,908.39

in RON mn	Share capital	Revenue reserves	Other reserves[1]	Treasury shares	Stockholders’ equity	Non-controlling interests	Total equity
January 1, 2021 (audited)	5,664.41	27,262.19	144.05	(0.02)	33,070.63	0.50	33,071.13
Net income for the period	-	979.59	-	-	979.59	0.03	979.62
Other comprehensive income for the period	-	-	61.24	-	61.24	0.01	61.25
Total comprehensive income for the period	-	979.59	61.24	-	1,040.83	0.04	1,040.87
Dividend distribution	-	(1,755.96)	-	-	(1,755.96)	(0.04)	(1,756.00)
Reclassification of cash flow hedges to balance sheet	-	-	(4.31)	-	(4.31)	-	(4.31)
June 30, 2021 (unaudited, not reviewed)	5,664.41	26,485.82	200.98	(0.02)	32,351.19	0.50	32,351.69

1 Other reserves contain mainly currency translation differences, reserves from business combinations in stages, unrealized gains and losses from hedges and land for which ownership was obtained from the Romanian State, but was not yet included in share capital through in-kind contribution (June 30, 2022: RON 83 mn), subject to the land share capital increase as detailed in Note 9.

OMV Petrom Interim Condensed Consolidated Financial Statements
as of and for the six month period ended June 30, 2022

Interim condensed consolidated statement of cash flows
for the six month period ended June 30, 2022

	Unaudited, Reviewed	Unaudited, Not reviewed
in RON mn	6m/22	6m/21
Profit before tax	5,544.61	1,165.47
Net change in provisions	410.28	295.33
Net (gains)/losses on the disposal of businesses, subsidiaries and non-current assets	(4.72)	18.81
Depreciation, amortization and impairments including write-ups	1,614.05	1,685.30
Other non-monetary adjustments	505.35	179.58
Interest received	300.05	50.55
Interest and other financial costs paid	(14.01)	(10.10)
Tax on profit paid	(592.36)	(126.00)
Cash generated from operating activities before working capital movements	7,763.25	3,258.94
(Increase)/decrease in inventories	(1,933.48)	(96.67)
(Increase)/decrease in receivables	(773.65)	(280.83)
Increase/(decrease) in liabilities	1,329.52	(219.69)
Cash flow from operating activities	6,385.64	2,661.75
Investments
Intangible assets and property, plant and equipment	(1,424.19)	(1,417.37)
Investments and other financial assets	(45.39)	—
Disposals
Proceeds in relation to non-current assets	18.45	33.21
Proceeds from the sale of subsidiaries and businesses, net of cash disposed	—	462.27
Cash flow from investing activities	(1,451.13)	(921.89)
Net repayments of borrowings	(107.00)	(62.15)
Dividends paid	(1,912.84)	(1,739.10)
Cash flow from financing activities	(2,019.84)	(1,801.25)
Effect of exchange rate changes on cash and cash equivalents	3.17	8.84
Net increase/(decrease) in cash and cash equivalents	2,917.84	(52.55)
Cash and cash equivalents at beginning of period	10,322.65	7,481.22
Cash and cash equivalents at end of period	13,240.49	7,428.67

Other non-monetary adjustments include mainly the change in the fair value of derivatives through income statement, interest income and interest expenses.

Net repayments of borrowings include repayments of interest bearing debts and principal portion of lease liabilities amounting to RON 135 mn (6m/21: RON 124 mn) partly offset by increase in interest bearing debts amounting to RON 28 mn (6m/21: RON 62 mn).

OMV Petrom Interim Condensed Consolidated Financial Statements
as of and for the six month period ended June 30, 2022

Notes to the interim condensed consolidated financial statements as of and for the period ended June 30, 2022

1.	Legal principles

The interim condensed consolidated financial statements comprise the financial statements of OMV Petrom S.A. (“OMV Petrom” / “the Company”) and its subsidiaries (“OMV Petrom Group” or ‘the Group”) as at June 30, 2022 and are prepared using going concern principles.

The interim condensed consolidated financial statements as of and for the six-month period ended June 30, 2022 (6m/22) have been prepared in accordance with IAS 34 Interim Financial Reporting.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2021.

The interim condensed consolidated financial statements for 6m/22 have been prepared in million RON (RON mn, RON 1,000,000). Accordingly there may be rounding differences.

2.	General accounting policies

The accounting policies and valuation methods adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2021. The amendments effective since January 1, 2022, did not have a material effect on the Group’s interim financial statements.

3.	Changes in the consolidated Group structure

Compared with the annual consolidated financial statements as of December 31, 2021, the consolidated Group structure changed as follows:

On January 17, 2022, OMV Petrom S.A. acquired the remaining 0.003% interest in the subsidiary Petromed Solutions S.R.L., reaching 100% ownership in this subsidiary.

On March 28, 2022, a new subsidiary was set up, OMV Petrom Biofuels S.R.L., having as main activity the production of bioethanol, wherein OMV Petrom S.A. holds 75% and OMV Downstream GmbH holds 25% of the shares. The subsidiary is fully consolidated in the Group financial statements starting with Q1/22.

OMV Petrom Gas S.R.L., previously reported under Gas and Power business segment, was renamed as OMV Petrom E&P Bulgaria S.R.L., with its main future activity being exploration and production of hydrocarbons, and will be reported under Exploration and Production business segment.

OMV Petrom Interim Condensed Consolidated Financial Statements
as of and for the six month period ended June 30, 2022

The detailed structure of the consolidated companies in OMV Petrom Group at  June 30, 2022 is presented below:

Parent company
OMV Petrom S.A.
Subsidiaries
Exploration and Production		Refining and Marketing
OMV Offshore Bulgaria GmbH (Austria)	100.00%	OMV Petrom Marketing S.R.L.	100.00%
OMV Petrom Georgia LLC (Georgia)	100.00%	OMV Petrom Aviation S.R.L.[1]	100.00%
OMV Petrom E&P Bulgaria S.R.L.[2]	100.00%	Petrom Moldova S.R.L. (Moldova)	100.00%
		OMV Bulgaria OOD (Bulgaria)	99.90%
		OMV Srbija DOO (Serbia)	99.96%
		OMV Petrom Biofuels S.R.L.	75.00%

		Corporate and Other
		Petromed Solutions S.R.L.	100.00%

1 (one) equity interest owned through OMV Petrom Marketing S.R.L.
2 former OMV Petrom Gas S.R.L., previously reported under Gas & Power segment.

Associated company, accounted for at equity
OMV Petrom Global Solutions S.R.L.	25.00%

The detailed structure of the consolidated companies in OMV Petrom Group at December 31, 2021 is presented below:
Parent company
OMV Petrom S.A.
Subsidiaries
Exploration and Production (former Upstream)[1]		Refining and Marketing (former Downstream Oil)
OMV Offshore Bulgaria GmbH (Austria)	100.00%	OMV Petrom Marketing S.R.L.	100.00%
OMV Petrom Georgia LLC (Georgia)	100.00%	OMV Petrom Aviation S.R.L.[2]	100.00%
		Petrom Moldova S.R.L. (Moldova)	100.00%
		OMV Bulgaria OOD (Bulgaria)	99.90%
		OMV Srbija DOO (Serbia)	99.96%

Gas and Power (former Downstream Gas)		Corporate and Other
OMV Petrom Gas S.R.L.	100.00%	Petromed Solutions S.R.L.	99.99%

1 Tasbulat Oil Corporation LLP (Kazakhstan) and Kom Munai LLP (Kazakhstan) were deconsolidated starting with May 14, 2021 (both companies 100% owned previously by OMV Petrom S.A.)
2 (one) equity interest owned through OMV Petrom Marketing S.R.L.

Associated company, accounted for at equity
OMV Petrom Global Solutions S.R.L.	25.00%

OMV Petrom Interim Condensed Consolidated Financial Statements
as of and for the six month period ended June 30, 2022

4.	Seasonality and cyclicality

Seasonality is of particular significance in Refining and Marketing and Gas and Power.
Consumption of natural gas, electricity and certain oil products is seasonal and is significantly affected by climatic conditions. Natural gas consumption is higher during the cold winter months. Electricity consumption is also generally higher during winter as a supplementary measure to produce heat and due to fewer daylight hours and the need for more artificial lighting. In addition, during very hot summer periods, the increased usage of air cooling systems can also significantly increase electricity consumption. Natural gas sales and electricity generation may also be significantly affected by climatic conditions, such as unusually hot or cold temperatures. Consequently, the results reflect the seasonal character of the demand for natural gas and electricity, and may be influenced by variations in climatic conditions.

Accordingly, the results of operations of the Gas and Power business segment and, to a lesser extent, the Refining and Marketing business segment, as well as the comparability of results over different periods, may be affected by changes in weather conditions.

5.	Exchange rates

OMV Petrom uses the National Bank of Romania (NBR) exchange rates in its consolidation process. Income statements of foreign subsidiaries are translated to RON using the average of daily exchange rates published by the National Bank of Romania, detailed below.

Statements of the financial position of foreign subsidiaries are translated to RON using the closing rate method based on exchange rates published by the National Bank of Romania, and are detailed below.

Q2/22	Q2/21	NBR FX rates	6m/22	6m/21
4.945	4.923	Average EUR/RON	4.946	4.901
4.642	4.086	Average USD/RON	4.524	4.067
4.945	4.927	Closing EUR/RON	4.945	4.927
4.742	4.143	Closing USD/RON	4.742	4.143

6.	Changes in the interim condensed consolidated statement of financial position

Compared to December 31, 2021, non-current assets decreased by RON 799 mn, to RON 31,856 mn, mainly due to decrease in property, plant and equipment, as depreciation and decrease in decommissioning asset following reassessment exceeded the additions during the period.

The increase in current assets (including assets held for sale) was triggered mainly by higher cash and cash equivalents, higher inventories following increase in volumes and in unit costs in line with quotations, higher trade receivables following higher sales and higher financial assets mainly in relation to derivatives.

Equity increased to RON 36,908 mn as of June 30, 2022, compared to RON 34,214 mn as of December 31, 2021, mainly as a result of the net profit generated in the current period that was partially offset by the dividend distribution for the financial year 2021. The Group’s equity ratioi was 67% as of June 30, 2022, slightly lower then the level of 68% from December 31, 2021.

i Equity ratio is calculated as Total equity divided by Total assets (%)

OMV Petrom Interim Condensed Consolidated Financial Statements
as of and for the six month period ended June 30, 2022

As at June 30, 2022, total liabilities increased by RON 2,585 mn comparing with December 31, 2021. The increase in current liabilities was largely due to higher financial liabilities mainly in relation to derivatives, higher trade payables following higher acquisitions, higher provisions and higher income tax liabilities. This increase was partially offset by the decrease in non-current liabilities mainly due to the reassessment of provisions for decommissioning and restoration obligations. Net discount rate applied for calculating of decommissioning and restoration costs at June 30, 2022 was 4.69% for Romania assets (December 31, 2021: 2.41% for onshore, 5.22% for offshore). Total provisions for decommissioning and restoration obligations decreased to RON 5,634 mn as at June 30, 2022 (December 31, 2021: RON 6,254 mn), driven mainly by OMV Petrom S.A. revision in estimates amounting to RON 662 mn, largely following the increase in net discount rate.

Capital expenditureii amounted to RON 1,389 mn in 6m/22, 15% higher than in 6m/21 (RON 1,208 mn). Investments in  Exploration and Production amounted to RON 1,022 mn (6m/21: RON 993 mn) and accounted for 74% of the Group’s total capital expenditure for 6m/22. Refining and Marketing investments amounted to RON 261 mn (6m/21: RON 198 mn), while Gas and Power investments amounted to RON 92 mn (6m/21: RON 9 mn), majority of investments being directed to the planned outage at the Brazi power plant. Corporate and Other investments were RON 14 mn (6m/21: RON 7 mn).

OMV Petrom Group reported a net cash position including leasesiii of RON 12,337 mn as at June 30, 2022, higher than RON 9,391 mn as at December 31, 2021.

7.	Commitments and contingent liabilities

As at June 30, 2022 OMV Petrom Group’s commitments for the acquisition of intangible assets and property, plant and equipment amounted to RON 1,561 mn (December 31, 2021: RON 1,049 mn), mainly relating to investment projects in the Exploration and Production and in the Refinery and Marketing segments.
OMV Petrom Group has contingent liabilities representing performance guarantees, mainly under credit facilities granted by banks, without cash collateral, in amount of RON 759 mn as at June 30, 2022 (December 31, 2021: RON 261 mn).

8.	Inventories

During the six months ended June 30, 2022, there were no material write-downs of inventories.

9.	Equity

At the Annual General Meeting of Shareholders held on April 27, 2022, the shareholders of OMV Petrom S.A. approved the distribution of dividends for the financial year 2021 for the gross amount of RON 1,932 mn (gross dividend per share of RON 0.0341). Total dividends paid during 6m/22 amounted to RON 1,913 mn.

ii Capital expenditure as at June 30, 2022 and June 30, 2021 represents additions of intangible and tangible assets (June 30, 2022: RON 1,400 mn; June 30, 2021: RON 1,224 mn), adjusted mainly for exploration wells that have not found proved reserves and land deeds obtained from the Romanian State
iii Net debt/cash position including leases is calculated as interest bearing debt and lease liabilities less cash and cash equivalents. As at June 30, 2022 and December 31, 2021, OMV Petrom Group is on a net cash position as cash and cash equivalents are higher than interest bearing debt and lease liabilities.

OMV Petrom Interim Condensed Consolidated Financial Statements
as of and for the six month period ended June 30, 2022

At the Ordinary General Meeting of Shareholders (OGMS) held on July 26, 2022, the shareholders of OMV Petrom S.A. approved the distribution of special dividends for the gross amount of RON 2,549 mn (gross dividend per share of RON 0.045).

Based on the authorization received from the Extraordinary General Meeting of Shareholders dated April 27, 2022, the Executive Board approved on June 14, 2022 and the Supervisory Board approved on June 21, 2022 the share capital increase of OMV Petrom S.A. by:

•	RON 121 mn, established according to valuation report issued by an independent expert valuator, representing the in-kind contribution of the Romanian State, through the Ministry of Energy and
•	up to a maximum of RON 464 mn, representing cash subscription of other shareholders.

In accordance with the privatization legislation, the subscription price of a new share will be equal to the nominal value, respectively of RON 0.1 per share, without adding a share premium.

The subscription period will be for at least one month, estimated to occur during the September to October 2022 timeframe. The subscription period will be included in the prospectus, that will be submitted for approval to the Financial Supervisory Authority and subsequently published.

The total number of own shares held by the Company as of June 30, 2022 amounted to 204,776 (December 31, 2021: 204,776).

10.	Fair value measurement

Financial instruments recognized at fair value are disclosed according to the fair value measurement hierarchy as stated in Note 33 of the Group’s annual consolidated financial statements as of December 31, 2021.

	June 30, 2022				December 31, 2021
Fair value hierarchy of financial assets (in RON mn)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Trade receivables	-	60.83	-	60.83	-	61.86	-	61.86
Derivatives designated and effective as hedging instruments	-	74.44	-	74.44	-	21.10	-	21.10
Other derivatives	-	2,255.97	-	2,255.97	-	1,534.99	-	1,534.99
Total	-	2,391.24	-	2,391.24	-	1,617.95	-	1,617.95

	June 30, 2022				December 31, 2021
Fair value hierarchy of financial liabilities (in RON mn)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Derivatives designated and effective as hedging instruments	-	(134.19)	-	(134.19)	-	(42.56)	-	(42.56)
Other derivatives	-	(3,553.44)	-	(3,553.44)	-	(2,364.20)	-	(2,364.20)
Total	-	(3,687.63)	-	(3,687.63)	-	(2,406.76)	-	(2,406.76)

There were no transfers between levels of the fair value hierarchy. There were no changes in the fair value measurement techniques for assets and liabilities that are measured at fair value.

Interest-bearing debts amount to RON 253.14 mn as at June 30, 2022 (December 31, 2021: RON 271.55 mn). The estimated fair value of these liabilities (Level 2) was RON 253.45 mn (December 31, 2021: RON 272.41 mn). The carrying amount of other financial assets and financial liabilities approximates their fair value.

OMV Petrom Interim Condensed Consolidated Financial Statements
as of and for the six month period ended June 30, 2022

11.	Changes in the interim condensed consolidated income statement

Second quarter 2022 (Q2/22) vs. Second quarter 2021 (Q2/21)

Consolidated sales revenues increased by 160% compared to Q2/21, mainly supported by higher commodity prices and higher sales volumes of petroleum products and electricity. Refining and Marketing segment represented 61% of total consolidated sales, while Gas and Power segment accounted for 39%. Sales from Exploration and Production segment accounted only for 0.1% after the divestment of Kazakhstan subsidiaries in Q2/21 (sales in Exploration and Production being largely intra-group sales rather than third-party sales).

Reported Operating Result for Q2/22 increased to RON 3,532 mn, compared to RON 531 mn in Q2/21, due to much higher contribution of all business segments, following increase in prices in Exploration and Production segment, significantly higher refining margins in the Refining and Marketing segment as well as strong margins on gas from third party transactions and higher power margin in the Gas and Power segment.

Net financial result was a loss of RON (91) mn in Q2/22 compared to RON (38) mn in Q2/21 mainly due to higher interest expenses in relation to the discounting of receivables, partially offset by higher interest income on bank deposits.

As a result, the profit before tax for Q2/22 was RON 3,441 mn, higher compared to RON 493  mn in Q2/21.

Income tax amounted to RON (543) mn, while the effective tax rate was 16% in Q2/22 (Q2/21: 18%).

Net income attributable to stockholders of the parent was RON 2,898 mn (Q2/21: RON 406 mn).

January to June 2022 (6m/22) vs. January to June 2021 (6m/21)

Consolidated sales revenues of RON 25,581 mn for 6m/22 increased by 153% compared to 6m/21, mainly supported by higher commodity prices and higher sales volumes of petroleum products and electricity. Refining and Marketing segment represented 55% of total consolidated sales, while Gas and Power segment accounted for 44%. Sales from Exploration and Production segment accounted only for 0.1% after the divestment of Kazakhstan subsidiaries in Q2/21 (sales in Exploration and Production being largely intra-group sales rather than third-party sales).

Reported Operating Result for 6m/22 increased to RON 5,718 mn, compared to RON 1,237 in 6m/21, due to much higher contribution of all business segments, following increase in prices in Exploration and Production segment, significantly higher refining margins in the Refining and Marketing segment as well as strong margins on gas from storage and third party transactions in the Gas and Power segment. The result also reflects increased purchases in terms of both volumes and prices for all products, and higher Exploration and Production taxation.

Net financial result was a loss of RON (173) mn in 6m/22 compared to a loss of RON (72) mn in 6m/21, mainly due to higher interest expenses in relation to the discounting of receivables, partially offset by higher interest income on bank deposits.

As a result, the profit before tax for 6m/22 was RON 5,545 mn, higher compared to RON 1,165 mn in 6m/21.

Income tax amounted to RON (899) mn, while the effective tax rate was 16% in 6m/22 (6m/21: 16%).

Net income attributable to stockholders of the parent was RON 4,646 mn (6m/21: RON 980 mn).

OMV Petrom Interim Condensed Consolidated Financial Statements
as of and for the six month period ended June 30, 2022

12.	Sales revenues

in RON mn	6m/22	6m/21
Revenues from contracts with customers	23,443.48	9,862.53
Revenues from other sources	2,137.17	262.99
Total sales revenues	25,580.65	10,125.52

Revenues from other sources mainly include revenues from commodity transactions that are within the scope of IFRS 9 “Financial Instruments”, the hedging result, as well as rental and lease revenues. In 6m/22, revenues from other sources include mainly power sales within the scope of IFRS 9 Financial Instruments (after net realized losses from power forward contracts) amounting to RON 2,777 mn (6m/21: RON 568 mn) and net unrealized losses from fair valuation of power forward contracts amounting to RON 614 mn (6m/21: RON 425 mn).

Revenues from contracts with customers

in RON mn					6m/22
	Exploration and Production	Refining and Marketing	Gas and Power	Corporate and Other	Total
Crude oil and NGL	-	103.79	-	-	103.79
Natural gas, LNG and power	5.13	7.72	9,187.36	1.40	9,201.61
Fuels and heating oil	-	11,698.32	-	-	11,698.32
Other goods and services	20.77	2,399.97	9.46	9.56	2,439.76
Total	25.90	14,209.80	9,196.82	10.96	23,443.48

in RON mn					6m/21
	Exploration and Production	Refining and Marketing	Gas and Power	Corporate and Other	Total
Crude oil and NGL	91.34	26.66	-	-	118.00
Natural gas, LNG and power	2.77	4.74	1,984.07	-	1,991.58
Fuels and heating oil	-	6,006.62	-	-	6,006.62
Other goods and services	18.94	1,682.78	36.35	8.26	1,746.33
Total	113.05	7,720.80	2,020.42	8.26	9,862.53

13.	Income tax

Q2/22	Q2/21	in RON mn	6m/22	6m/21
543.34	86.95	Taxes on income - expense/(revenue)	898.55	185.85
563.85	88.48	Current taxes	953.11	187.50
(20.51)	(1.53)	Deferred taxes	(54.56)	(1.65)
16%	18%	Group effective tax rate	16%	16%

OMV Petrom Interim Condensed Consolidated Financial Statements
as of and for the six month period ended June 30, 2022

14.	Segment reporting

OMV Petrom Group is organized into three operating business segments, which were renamed starting with January 1, 2022, as follows: Exploration and Production (previously Upstream), Refining and Marketing (previously Downstream Oil) and Gas and Power (previously Downstream Gas), while management, financing activities and certain service functions are concentrated in the Corporate and Other segment.

Intersegmental sales
Q2/22	Q2/21	in RON mn	6m/22	6m/21
4,575.05	2,029.14	Exploration and Production	8,747.09	3,800.69
25.53	12.19	Refining and Marketing	47.43	24.27
95.50	50.58	Gas and Power	278.98	123.35
40.89	42.11	Corporate and Other	83.44	85.41
4,736.97	2,134.02	Total	9,156.94	4,033.72

Sales to third parties
Q2/22	Q2/21	in RON mn	6m/22	6m/21
16.29	36.33	Exploration and Production	29.50	116.39
8,321.98	4,299.40	Refining and Marketing	14,173.52	7,829.44
5,334.57	920.76	Gas and Power	11,359.59	2,163.67
9.70	7.95	Corporate and Other	18.04	16.02
13,682.54	5,264.44	Total	25,580.65	10,125.52

Total sales (not consolidated)
Q2/22	Q2/21	in RON mn	6m/22	6m/21
4,591.34	2,065.47	Exploration and Production	8,776.59	3,917.08
8,347.51	4,311.59	Refining and Marketing	14,220.95	7,853.71
5,430.07	971.34	Gas and Power	11,638.57	2,287.02
50.59	50.06	Corporate and Other	101.48	101.43
18,419.51	7,398.46	Total	34,737.59	14,159.24

OMV Petrom Interim Condensed Consolidated Financial Statements
as of and for the six month period ended June 30, 2022

Segment and Group profit
Q2/22	Q2/21	in RON mn	6m/22	6m/21
1,886.81	356.51	Operating Result Exploration and Production	2,991.81	658.99
1,590.30	511.36	Operating Result Refining and Marketing	2,297.53	997.69
322.89	(239.98)	Operating Result Gas and Power	921.68	(106.86)
(40.13)	(20.30)	Operating Result Corporate and Other	(70.23)	(53.84)
3,759.87	607.59	Operating Result segment total	6,140.79	1,495.98
(227.80)	(76.86)	Consolidation	(423.29)	(258.51)
3,532.07	530.73	OMV Petrom Group Operating Result	5,717.50	1,237.47
(91.01)	(37.51)	Net financial result	(172.90)	(72.00)
3,441.06	493.22	OMV Petrom Group profit before tax	5,544.60	1,165.47

Assets1
in RON mn	June 30, 2022	December 31, 2021
Exploration and Production	20,508.91	21,241.65
Refining and Marketing	5,662.67	5,779.64
Gas and Power	1,376.15	1,347.86
Corporate and Other	377.30	384.44
Total	27,925.03	28,753.59

[1]	Segment assets consist of intangible assets and property, plant and equipment. Assets reclassified to held for sale are not included.

15.	Other notes

The geopolitical context driven by the ongoing conflict between Russia and the Ukraine had no significant negative impact on the interim condensed consolidated financial statements as at June 30, 2022. This was driven by exceptionally high commodity prices and supported by our equity position across the value chain (with the Petrobrazi refinery on the oil value chain and the Brazi power plant on the gas value chain). However, we already witnessed regulatory interventions addressing the high commodity prices set with limited time frames. At the date of these interim condensed consolidated financial statements, it is not possible to reliably estimate the impact on the financial position and results of the Group for future periods.

OMV Petrom Interim Condensed Consolidated Financial Statements
as of and for the six month period ended June 30, 2022

16.	Significant transactions with related parties

Significant transactions in form of supplies of goods and services take place on a constant and regular basis with companies from OMV Group.

During the first six months of the financial year 2022, OMV Petrom Group had the following significant transactions with related parties and balances as of June 30, 2022:

Related party (in RON mn)	Purchases	Balances payable
	6m/22	June 30, 2022
OMV Supply & Trading Limited	771.75	423.97
OMV Gas Marketing & Trading GmbH	471.68	1.23
OMV Petrom Global Solutions S.R.L.	300.84	86.79
OMV Downstream GmbH	134.51	30.79
OMV - International Services Ges.m.b.H.	2.25	86.06

Related party (in RON mn)	Revenues	Balances receivable
	6m/22	June 30, 2022
OMV Gas Marketing & Trading GmbH	369.82	1.71
OMV Downstream GmbH	198.09	114.64
OMV Deutschland Marketing & Trading GmbH & Co. KG	174.70	52.80
OMV - International Services Ges.m.b.H.	—	32.42

During the first six months of the financial year 2021, OMV Petrom Group had the following significant transactions with related parties and balances as of December 31, 2021:

Related party (in RON mn)	Purchases	Balances payable
	6m/21	December 31, 2021
OMV Supply & Trading Limited	625.31	1.10
OMV Petrom Global Solutions S.R.L.	267.25	73.82
OMV Gas Marketing & Trading GmbH	116.89	175.27
OMV Downstream GmbH	106.52	57.33
OMV - International Services Ges.m.b.H.	4.70	60.85

Related party (in RON mn)	Revenues	Balances receivable
	6m/21	December 31, 2021
OMV Deutschland Marketing & Trading GmbH & Co. KG	155.48	62.04
OMV Gas Marketing & Trading GmbH	75.67	143.52
OMV Supply & Trading Limited	58.97	-
OMV - International Services Ges.m.b.H.	-	22.58

The nature of the transactions with the above related parties is similar with that disclosed within OMV Petrom’s annual consolidated financial statements as of December 31, 2021 in Note 30 Related parties.

OMV Petrom Interim Condensed Consolidated Financial Statements
as of and for the six month period ended June 30, 2022

17.	Subsequent events

On July 26, 2022, the OGMS approved the distribution of special dividends for the gross amount of RON 2,549 mn (gross dividend per share of RON 0.045).

On August 1, 2022, S.N.G.N Romgaz S.A announced the completion of the transaction to acquire and the transfer of all shares issued by ExxonMobil Exploration and Production Romania Limited which held a participating interest of 50% in the joint arrangement with OMV Petrom S.A. for exploring and developing the Neptun Deepwater block in the Black Sea. Starting with this date, OMV Petrom S.A. became the operator of the joint arrangement. This event does not have any impact on the interim condensed consolidated financial statements of OMV Petrom as of and for the six month period ended June 30, 2022.

These interim condensed consolidated financial statements were approved on August 3, 2022.

Christina Verchere Chief Executive Officer President of the EB		Alina Popa Chief Financial Officer Member of the EB

Christopher Veit Member of the EB Exploration and Production	Franck Neel Member of the EB Gas and Power	Radu Căprău Member of the EB Refining and Marketing

Gabriela Mardare Vice President Finance Department		Nicoleta Drumea Head of Financial Reporting